

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

John Fowle
Chief Financial Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

      Re: Akerna Corp.
          Registration Statement on Form S-3
          Filed October 20, 2021
          File No. 333-260388

Dear Mr. Fowle:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Jason K. Brenkert, Esq.